SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: October 13, 2005
        IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
     Press release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: October 13, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

October 13, 2005
NEW DATA INCREASES MEASURED AND INDICATED COAL RESOURCE AT NARIIN SUKHAIT IN MONGOLIA BY 39%, TO 116 MILLION TONNES
ULAANBAATAR, MONGOLIA — Ivanhoe Mines Ltd. announced today that a re-calculation of data has significantly increased the estimate of the resource discovered to date at the company’s Nariin Sukhait Coal Property in southern Mongolia. On September 16, 2005, Ivanhoe issued a news release stating that an initial measured and indicated coal resource of 72 million tonnes, with an additional inferred coal resource of approximately 26 million tonnes, had been established for three areas at its Nariin Sukhait Property. The independent estimates were prepared by Norwest Corporation of Salt Lake City, Utah. In the preparation of the 43-101 technical report, new data has led Norwest to further refine the geologic model, which has resulted in a 39% increase in the measured and indicated resource estimates.
Norwest’s independent estimates of the coal contained in the South, East and West fields now stand at 116 million tonnes of measured plus indicated resources — and an additional inferred resource of approximately 42 million tonnes. These estimates are based on drilling to August 9, 2005. Drilling is ongoing and new resource estimates for the South, East and West fields are expected before the end of 2005. Norwest also expects to be providing resource estimates on four additional areas at Nariin Sukhait that have shown encouraging initial results.
Norwest has been providing onsite management and technical assistance to Ivanhoe’s coal exploration program at Nariin Sukhait. The addition of a recently completed, detailed topographic and tenement boundary survey has greatly enhanced the geologic model and expanded the resource areas from which initial resource estimates were determined.
In-Place Coal Resources Summary
as of August 9, 2005

		In-Place Resources (Tonnes)
Area	ASTM Group	Measured	Indicated	Inferred
South Field	High-	9,771,000	8,704,000	9,870,000
East Field	Volatile	20,007,000	10,862,000	5,086,000
West Field	Bituminous	33,277,000	33,545,000	26,806,000
Total		116,166,000		41,762,000

Initial coal-quality testing ranks the Nariin Sukhait coal as high-volatile bituminous under American Society for Testing and Materials (ASTM) standards. Drill-core samples are undergoing complete thermal and metallurgical testing by SGS Minerals Services in Denver, Colorado, USA.
The Nariin Sukhait Coal Project is located approximately 40 kilometres north of the Mongolia-China border and the shipping terminus for a newly constructed, 450-kilometre Chinese rail line that is expected to be operational into the border area by the end of this year.
Ivanhoe plans to bring the Nariin Sukhait resources into a pre-feasibility-level study within the next five months. The company currently is involved in preliminary marketing discussions with potential coal buyers. Successful negotiations and the issuance of a mining licence by the Mongolian government could see initial production from the Ivanhoe properties in the second half of 2006.
In its initial resource calculation, Norwest had developed its geologic model using a topographic surface built from drill-hole collar elevation data. The topographic surface used in the initial resource calculation was built from approximately 150 points of observation. Because of the limited topographic data available at the time of initial resource estimates, Norwest had employed a conservative approach. The new data, provided by a detailed land-traverse survey, now includes several thousand points of observation for constructing the topographic surface in the geologic model. Changes to the topographic surface have vertically repositioned many of the drill-hole intercepts in the geologic model. While changes in horizontal control of the drill holes were minor, elevation control of the drill holes and the surrounding landscape changed significantly by as much as 40 metres, which in many areas of the fields significantly increased the base-limit depth employed for the in-place resource estimates.
In addition to modifying the geologic model, the detailed survey corrected a survey error in the northern boundary of the exploration licences. This increased the size of both the South and West Field resource areas. Modification to the resource estimates, along with a description of modelling techniques and estimation criteria, will be provided in the forthcoming Technical Report to be filed on Sedar (www.sedar.com) this week. The Nariin Sukhait resource estimates have been prepared in conformance with Canadian Institute of Mining (CIM) Standards and the requirements set out in Canada’s National Instrument 43-101 and are based on drilling completed prior to August 9, 2005.
Qualified Person
Mr. Steven B. Kerr, Senior Geologist with Norwest Corporation and a Qualified Person as defined by NI 43-101, has reviewed and approved the information contained in this release.
Ivanhoe has a 100% interest in the Oyu Tolgoi gold and copper project in Mongolia and owns or controls exploration rights covering approximately 134,000 square kilometres in central and southern Mongolia, where additional copper-gold and coal discoveries have been made. Ivanhoe produces LME grade A copper from its Monywa joint venture in Myanmar.
Ivanhoe shares are listed on the Toronto and New York stock exchanges under the symbol IVN.
Information contacts in North America
Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson: +1.604.688.5755
Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to statements concerning Ivanhoe’s planned coal exploration and development program, updated resource estimates, pre-feasibility studies and planned mining, and other statements that are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and US securities regulators.